PC 3-8-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


13003537

March 11, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-13

Wendy B. Mahling
Xcel Energy, Inc.
wendy.b.mahling@xcelenergy.com

Re: Xcel Energy, Inc.

Dear Ms. Mahling:

This is in regard to your letter dated March 8, 2013 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Xcel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Xcel therefore withdraws its January 18, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue - 31st Floor
New York, NY 10017



Scott Wilensky
Senior Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.330.5942
Fax: 612.215.4504

March 8, 2013

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Xcel Energy Inc. – Withdrawal of No Action Request Regarding Shareholder Proposal of the State of New York Office of the State Comptroller

Dear Ladies and Gentlemen:

On January 18, 2013, Xcel Energy Inc. (the "Company"), submitted a letter requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend to the Securities and Exchange Commission that enforcement action be taken if the Company excluded from its proxy materials for its 2013 Annual Meeting of Shareholders scheduled for May 22, 2013 (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from the State of New York Office of the State Comptroller (the "Proponent").

Attached hereto as Exhibit A is a letter from the Proponent dated March 7, 2013 voluntarily withdrawing the Proposal. In reliance on this letter, the Company hereby withdraws its request for a no action letter from the Staff relating to relating to the Company's ability to exclude the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

A copy of this letter is being provided to the Proponent. If the Staff has any questions with respect to the foregoing, please contact Wendy Mahling by telephone at 612-215-4671 or by email at wendy.b.mahling@xcelenergy.com.

Best Regards,

Scott Wilensky

Scott Wilensky
Senior Vice President and General Counsel
Xcel Energy Inc.

cc: Patrick Doherty
Director, Corporate Governance
Pension Investments & Cash Management
State of New York Office of the State Comptroller
633 Third Avenue, 31st Floor
New York, New York 10017

Exhibit A

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

March 7, 2013

Mr. Cathy Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall – Suite 500
Minneapolis, MN 55401-1993

Dear Ms. Hart:

I hereby withdraw the resolution filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures



Scott Wilensky
Senior Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.330.5942
Fax: 612.215.4504

January 18, 2013

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Xcel Energy Inc. – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of the State of New York Office of the State Comptroller

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Xcel Energy Inc., a Minnesota corporation ("Xcel Energy"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of Xcel Energy's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders scheduled for May 22, 2013 (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from the State of New York Office of the State Comptroller (the "Proponent"). Xcel Energy requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if Xcel Energy excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of Xcel Energy's intention to exclude the Proposal from its 2013 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Xcel Energy intends to file its 2013 Proxy Materials on or about April 8, 2013.

The Proposal

Xcel Energy received the Proposal on November 30, 2012. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal reads as follows:

WHEREAS, Xcel Energy currently owns and operates two nuclear power plants in the state of Minnesota, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Xcel's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

Bases for Exclusion

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Establish Eligibility to Submit the Proposal.

Xcel Energy may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." The Proponent submitted the Proposal by a letter dated November 30, 2012 that was received by Xcel Energy on December 3, 2012. In the Proposal, the Proponent stated that Xcel Energy would receive a "letter from J.P. Morgan Chase, the [Proponent's] custodial bank, verifying the [Proponent's] ownership, continually for over a year, of Xcel Energy Inc. shares." The Proponent also said that it "intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting."

In reviewing the Proposal, Xcel Energy reviewed its stock records and concluded that the Proponent was not a "record holder" of Xcel Energy's stock. Xcel Energy also determined that the Proponent did not include any proof of ownership with the Proposal, nor did Xcel Energy receive any document purporting to establish ownership from J.P. Morgan Chase or any custodial bank on behalf of the Proponent. Accordingly, Xcel Energy gave notice of deficiency in a letter dated December 12, 2012 (the "Deficiency Letter"), of which Xcel Energy received confirmation of delivery on December 13, 2012, which are both attached hereto as Exhibit B. In the Deficiency Letter, Xcel Energy informed the Proponent that the Proposal was procedurally deficient because it failed to provide sufficient proof that it was the owner of at least $2,000 in market value, or 1%, of Xcel Energy's securities entitled to be voted on the Proposal. In addition, Xcel Energy identified the type of documents that constitute sufficient proof of eligibility, indicated that the Proponent should correct the deficiency in the Proposal within 14 days of its receipt in the manner recommended by *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) and, as suggested in Section G.3 of *Staff Legal Bulletin No. 14* (July 13, 2001), enclosed a copy of Rule 14a-8. Xcel Energy never received a response from the Proponent or a document from J.P. Morgan Chase or any other custodial bank purporting to establish the required ownership of the Proponent.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the $2,000 ownership threshold and continuous ownership requirement for the one-year period specified in Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). *See, e.g., AMR Corp.* (February 12, 2010) (concurring with the exclusion of a deficient shareholder proposal because the proponent failed to provide documentary proof of ownership within 14 days as required by Rule 14a-8(f)(1)); *Alcoa Inc.* (February 18, 2009) (same).

The Proponent, having received a timely and adequate notice of deficiency from Xcel Energy, did not submit sufficient proof of ownership of Xcel Energy securities, and it thus has failed to comply with Rule 14a-8(b). Consequently, Xcel Energy may exclude the Proposal pursuant to Rule 14a-8(f)(1).

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Relating to Xcel Energy's Ordinary Business Operations.

Xcel Energy believes that it may exclude the Proposal because it relates to its ordinary business operations and does not rise to the level of "significant social policy issue." Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, "ordinary business" is understood as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 34-40018* (May 21, 1998). The Commission has explained that this exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micromanage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any significant social policy issue. If a proposal does not touch upon such an issue, then the company may exclude it under Rule 14a-8(i)(7). However, if a proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

The Commission has noted that certain topics related to nuclear power may present a significant social policy issue. This view has most consistently been noted in the context of the construction of proposed nuclear plants. For instance, in *Exchange Act Release No. 34-12999*, the Commission stated the following:

> [A] proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter.

See also, e.g., Dominion Resources, Inc. (February 9, 2011) (reaffirming *Exchange Act Release No. 34-12999* by denying no-action relief with regard to a proposal concerning the "costs and risks of new nuclear construction"); *Northern States Power Co.* (February 9, 1998) (declining to provide no-action relief with regard to a shareholder proposal that addressed the conversion of a nuclear power plant into a natural gas plant); *Florida Progress Corp.* (January 26, 1993) (declining to concur with the exclusion of a shareholder proposal requesting a report providing data—concerning costs, malfunctions, deaths, accidents and the like—on the operation and safety of a particular nuclear power plant).

Unlike the proposals noted above, the Proposal, on the whole, implicates the storage and disposal of Xcel Energy's spent nuclear fuel, an issue that is extremely technical, fact-based and complex, and which is highly regulated by the Nuclear Regulatory Commission (the "NRC"). *Exchange Act Release No. 34-12999*, which clarified the term "ordinary business operations," focuses exclusively on the construction of nuclear power plants as indicative of being a "significant social policy issue." The nuclear power plants at issue here are already operating plants, and as such the Proposal stands outside the Commission's guidance in *Exchange Act Release No. 34-12999.*

Although the Staff suggested in *Florida Progress Corp.* that a proposal that concerns the operation of an existing nuclear plant may fall outside Rule 14a-8(i)(7), the proposal there is sufficiently different from the Proposal here to justify distinguishing the two. Whereas the proposal in *Florida Progress Corp.* focused on broader safety issues related to the company's nuclear operations—i.e., number of deaths, modifications ordered by the NRC, "whistleblower" complaints and the like—the Proposal here deals with Xcel Energy's discrete decision as to the storage of spent nuclear fuel after its use.

In addition, the Staff, despite having previously taken the position that matters relating to nuclear energy may raise significant social policy issues as outlined above, has also concurred that certain proposals touching upon nuclear energy are excludable where the focus of the proposal is on ordinary business operations. For instance, in *Carolina Power & Light Co.* (March 8, 1990), the SEC concurred with the exclusion of a shareholder proposal pursuant to Rule 14a-8(c)(7)—the predecessor to Rule 14a-8(i)(7)—that sought a report on the company's nuclear operations that included, amongst other things, every incident, error, failure, event, accident reported to the NRC and/or the Institute for Nuclear Power Operations. The company argued that simply because "the information being sought relates to the [c]ompany's nuclear plants, rather than its fossil plants or its plants in general, does not elevate the proposal beyond the realm of ordinary business operations." *See also General Electric Co.* (February 2, 1987) (concurring with the exclusion of a proposal seeking a cost-benefit analysis of the company's nuclear promotion from 1971 to the present, including costs relating to lobbying activity and the promotion of nuclear power to the public as it concerned ordinary business matters of the company); *Pacific Gas & Electric Co.* (February 8, 1984) (permitting the exclusion of a shareholder proposal under Rule 14a-8(c)(7) seeking that the company obtain insurance that will guarantee the company's ability to continue paying common stock dividends in the event of a serious accident at the company's nuclear plant as it implicated the company's ordinary business operations). As such, much like in *Carolina Power & Light Co.*, simply because the Proposal relates to nuclear power, it is not instantly elevated to a position beyond the realm of ordinary business operations. Rather, the Proposal addresses both how Xcel Energy should store and dispose its spent nuclear fuel, as referenced above, and which technologies Xcel Energy should use when doing so, a topic the Staff has agreed is excludable under Rule 14a-8(i)(7), as discussed below.

To understand the complexities associated with the decision as to how and when to store and transfer waste from spent fuel pools to dry cask storage units, it is important to understand the complexities involved in the actual process of storing and transferring such waste. Currently, spent nuclear fuel is loaded into spent fuel pools filled with water to keep the radioactive material cool and prevent it from heating up to a dangerous level. Periodically, the oldest spent fuel, which may be up to fifteen years old to ensure it has sufficiently cooled to a safe level, is removed from the pools and loaded into dry casks for storage. The process to load the fuel is intricate and highly regulated to minimize the dangers to workers who load the fuel and to the communities in and around the area of the nuclear plant. The daily processes by which Xcel Energy undertakes to store and transfer spent nuclear fuel is monitored by Xcel Energy on a regular basis and the extremely intricate and detailed nuclear regulations with which it is required to comply are scrutinized by the NRC to ensure that Xcel Energy meets the standards that it has established for the industry. Of utmost importance, the movement of the spent fuel out of the pools must be coordinated with ongoing plant operations; therefore, Xcel Energy must plan fuel movement to dry cask storage in a manner to ensure safe plant operation and compliance with all NRC regulations. These regulations and Xcel Energy's own policies and procedures are enormously detailed and based on complex scientific and engineering principles associated with nuclear regulation. Accordingly, the decision should be left to the nuclear scientists and other experts in this field employed by Xcel Energy to determine the best option for Xcel Energy and the environment in which its nuclear energy plants are located.

The Proposal seeks to involve shareholders in decisions regarding which technologies—spent fuel pools or dry cask storage—Xcel Energy should utilize in the operation of its nuclear power facilities. Decisions as to which technologies are safe, practical and economically viable involve extremely complex matters and thus should rest with Xcel Energy's management, not its shareholders. Even purported experts in the field of nuclear energy differ in their opinions of what is the safest and best option for storing spent nuclear fuel. As the Proponent noted in the Proposal, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled. In contrast, the NRC, on its website at http://www.
nrc.gov/waste/spent-fuel-storage/faqs.html, states that it "believes spent fuel pools and dry casks both provide adequate protection of the public health and safety and the environment. Therefore[,] there is no pressing safety or security reason to mandate earlier transfer of fuel from pool to cask."

In addition, and as referenced above, the Staff has long held that proposals that touch upon a company's decisions as to which technologies are safe, practical and economically viable are an ordinary business matter and thus are excludable under Rule 14a-8(i)(7). For example, in *WPS Resources Corp.* (February 16, 2001), the Staff permitted the exclusion of a shareholder proposal requesting, among other things, that a utility company develop a new co-generation facility and improve energy efficiency. The Staff concurred that the proposal could be excluded on the grounds that the proposal dealt with "ordinary business operations (i.e., the choice of technologies)." *See also, e.g., International Business Machines* (January 6, 2005) (permitting the exclusion of a proposal requesting that the company employ specific technological requirements in its software because it related to IBM's ordinary business operations); *Union Pacific Corp.* (December 16, 1996) (concurring with the exclusion of a proposal seeking a report on the status of research and development of a new safety system for railroads because it concerned the development and adaptation of new technology for Union Pacific's operations).

Therefore, though the Proposal touches on nuclear power, the primary aspect of the Proposal deals with the ordinary business operation of determining which technology is best suited for the company with regard to a matter that is too complex for action at a shareholders meeting.

C. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) as Xcel Energy Has Already "Substantially Implemented" It.

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has addressed each element of a proposal, that proposal may be excluded. Moreover, the company need not have implemented each element in the precise manner suggested by the proponent. *Exchange Act Release No. 34-20091* (August 16, 1983). Rather, the actions taken by the company must have addressed the proposal's "essential objectives." *See Anheuser-Busch Companies, Inc.* (January 17, 2007). The Staff has articulated this standard differently by stating that "a determination that the company has substantially implemented the proposal depends upon whether the particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, it is clear that Xcel Energy has already "substantially implemented" the Proposal and that it may therefore be excluded pursuant to Rule 14a-8(i)(10). The Proposal includes two facets: (1) the adoption and implementation of a policy to, effectively, minimize Xcel Energy's storage of spent fuel rods in pools and transfer such waste to dry cask storage units and (2) to report to its shareholders on its progress in doing so quarterly. As discussed below, the actions that Xcel Energy has taken over a number of years with respect to the transfer of spent fuel rods to dry cask storage "compares favorably," if not identically, with the actions the Proposal seeks. Accordingly, Xcel Energy may exclude the Proposal pursuant to Rule 14a-8(i)(10).

Since having begun operations in the 1970s at its Prairie Island Nuclear Generating Plant ("Prairie Island"), Northern States Power ("NSP"), Xcel Energy's predecessor, stored its spent fuel rods in a spent fuel pool, as do all U.S. nuclear reactors. In 1982, the U.S. Congress passed the Nuclear Waste Policy Act, which provided assurances that by January 31, 1998 the U.S. Government would develop a permanent storage facility in which it would accept and store spent nuclear fuel from the country's nuclear power plants. By 1988, NSP had reason to know that performance by the Government would not be forthcoming by 1998 and realized that a storage facility other than the spent fuel pool would have to be utilized. NSP, after careful consideration, determined that its spent fuel storage needs would best be met by construction and utilization of an independent spent fuel storage installation, a facility that would store spent fuel in dry casks. Since the late 1980s, Xcel Energy has made multiple documented attempts to increase the number of and its use of dry cask storage for its spent nuclear fuel. All the while, it has confronted barriers from federal, state and private entities, making its efforts to institute or enlarge its use of dry cask storage units problematic or, at times, impossible. Facing the prospect of closing if additional storage space was not found, in 1989, NSP sought permission from the Minnesota Environmental Quality Board (the "EQB") to use dry cask storage to store its excess spent fuel rods that had sufficiently cooled in its pools. On April 12, 1991, the EQB approved and released the *Final Environmental Impact Statement; Prairie Island Independent Spent Fuel Storage Installation*, which called for the construction of a facility "large enough to accommodate a total of 48 storage casks." Upon release of the *Impact Statement*, NSP submitted to the Minnesota Public Utilities Commission (the "PUC") an Application for a Certificate of Need, which sought "to install up to 48 dry metal casks which will temporarily store spent fuel until such time as the United States Department of Energy . . . removes the spent fuel for permanent storage" pursuant to the Nuclear Waste Policy Act of 1982. After a hearing in front of Administrative Judge Allan Klein, Judge Klein recommended that the PUC deny NSP's Application for a Certificate of Need, stating that the "likelihood that the dry cask storage would become permanent is so great that it is appropriate to require legislative authorization if the project must go forward immediately." Despite Judge Klein's recommendation, the PUC granted NSP's Application for a Certificate of Need, but substantially reduced the number of casks allowed from 48, the number it and the EQB requested, to 17.

In response to the PUC's order, the Mdewakanton Prairie Island Indian Community and certain environmental groups appealed the PUC's decision to the Minnesota Court of Appeals. The appellants argued that the additional storage sought by NSP should be classified as permanent and that under the 1977 Minnesota Radioactive Waste Management Act the state legislature must authorize the additional storage before the PUC could rule on the matter. The Court of Appeals upheld the appellants' argument, and the Minnesota Supreme Court refused to hear NSP's appeal, which left the ultimate decision to the legislature. During its 1994 session, and after extensive debate, the legislature passed Minnesota Session Law Chapter 641, S.F. No. 1706, which permitted NSP to use 17 casks for storage of spent nuclear fuel rods. NSP subsequently constructed a facility and placed the casks at Prairie Island.

NSP's 17 dry cask storage units were quickly filled, requiring the state legislature to again authorize the use of additional storage space. The initial proposed legislation did not pass the Minnesota legislature during its regular 2003 legislative session, but was enacted during the 2003 Special Session, and the law, Minnesota Session Law Chapter 11, H.F. No. 9, authorized now-Xcel Energy sufficient dry cask storage to operate until the end of the initial operating licenses which expired on Unit 1 in 2013 and Unit 2 in 2014. This resulted in the use of 29 casks for storage of Xcel Energy's spent nuclear fuel.

In January 2005, Xcel Energy again filed an Application for a Certificate of Need with the PUC, to build a dry cask storage facility at its Monticello Nuclear Generating Plant ("Monticello"). Roughly a year and a half later, on August 4, 2006, Administrative Judge Steve Mihalchick recommended that the PUC issue a Certificate of Need to Xcel Energy "for the construction and operation of a dry spent fuel storage facility at the Monticello generating plant with up to 30 spent fuel containers." In response, on September 28, 2006, the PUC granted Xcel Energy's Application for a Certificate of Need and authorized Xcel Energy to construct and use a dry cask storage facility at Monticello.

In May 2008, Xcel Energy again announced it would seek permission from the PUC to add 35 additional above-ground waste storage containers at Prairie Island to supplement its existing 29 dry cask storage units. In December 2009, the PUC granted Xcel Energy's Application for a Certificate of Need and authorized the use of the additional 35 dry cask storage units. The city of Red Wing immediately filed an appeal of the PUC's decision with the Minnesota Court of Appeals. In a decision filed November 16, 2010, the court rejected the appellants' appeal and upheld the PUC's order, thus providing enough dry cask storage to Xcel Energy to satisfy its storage requirements at Prairie Island through its licenses for Reactor 1 and Reactor 2 ending 2033 and 2034, respectively.

Based on the foregoing discussion, Xcel Energy has, for almost 20 years, utilized and repeatedly sought to increase and push forward its use of dry cask storage, and thus satisfies the proposal's first requirement.

Second, Xcel Energy has repeatedly made public its efforts to increase and utilize its dry cask storage space. In its Annual Report on Form 10-K and, when relevant, its Quarterly Reports on Form 10-Q, Xcel Energy has consistently updated its shareholders on the general storage of its spent nuclear fuel and its use of dry cask storage. For example, in its Annual Report for the fiscal year ended December 31, 2011, Xcel Energy reported the escalation rate associated with its storage and its dry cask storage capacity, stating that the "Prairie Island dry-cask storage facility currently stores 29 casks, with [PUC] approval for the use of 35 additional casks, to support operations until the end of the renewed operating licenses in 2033 and 2034." Furthermore, in its Quarterly Report for the period ended June 30, 2010, Xcel Energy reported that it "has interim on-site storage for spent nuclear fuel at its Monticello and Prairie Island nuclear generating plants. As of June 30, 2010, there were 26 casks loaded and stored at the Prairie Island plant and 10 casks loaded and stored at the Monticello Plant."

Moreover, Xcel Energy has made public additional reports and slideshow presentations on its efforts to increase its dry cask storage. For instance, in September 2008, in a slideshow titled *Extended Power Uprate & Additional Dry Cask Storage Certificates of Need and Site Permit Applications Public Meeting*, Xcel Energy outlined its need for additional dry cask storage and the outcome if its request for additional storage was denied. Namely, Xcel Energy made clear that if its request was denied by the PUC it would be forced to decommission both reactors at Prairie Island by 2014 and would need to find and then build replacement power plants to supply the state's power needs. The slideshow may be found on Xcel Energy's website at
http://www.xcelenergy.com/staticfiles/xe/Corporate/Corporate%20PDFs/
XcellFINALSlideShowPresentation_9-10-08PublicMeeting.pdf. Further, on Xcel Energy's website, it provides discussions on how spent fuel is stored at both Prairie Island and Monticello. With regard to Prairie Island, which can be found at
http://www.xcelenergy.com/Safety_&_Education/Nuclear_Safety/
About_Nuclear_Energy/Prairie_Island_Nuclear_Generating_Plant, Xcel Energy outlines how it deals with its spent nuclear fuel used at the facility: "When removed from the reactor, used fuel is stored in a pool inside the plant until it has cooled enough to be safely stored in steel containers called casks and moved to reinforced concrete pads in an on-site dry storage facility." With regard to

Monticello, which is available at
http://www.xcelenergy.com/Safety_&_Education/Nuclear_Safety/About_Nuclear_Energy/Monticello_Nuclear_Generating_Plant, Xcel Energy comments that "Monticello safely built a dry cask storage facility in 2007 - 2008. Ten canisters, each holding 61 fuel assemblies, were safely transferred to the concrete storage bunkers in the fall of 2008. The next fuel transfer will be an additional 10 canisters in 2013." Thus, as can be seen above, Xcel Energy has consistently made efforts to update its shareholders on its increased use of dry cask storage units both in its Annual and Quarterly Reports to the Commission and in information and documents provided on its website.

A recent no-action letter, *Boeing Company* (February 17, 2011), provides strong support for the exclusion of the Proposal under Rule 14a-8(i)(10). In *Boeing Company*, the proposal, much like the Proposal at issue here, sought both the adoption and implementation of certain policies and a follow-up report on those policies. In arguing that the proposal was excludable under Rule 14a-8(i)(10), Boeing Company contended that it had substantially implemented the proposal because of its "longstanding commitment" to the adoption and implementation of human rights issues—the topic of the proposal—into its policies and procedures. Notably, Boeing Company memorialized that commitment both on its website and in its thorough review of its own policies and procedures relating to human rights and the policies and procedures of peer companies. Much like Boeing Company, Xcel Energy has adopted and implemented the policy of storing its spent nuclear fuel in dry cask storage units when possible, as shown by its repeated efforts to acquire the authorization from the Minnesota government to expand this type of storage. Additionally, and again analogous to Boeing Company, Xcel Energy has reported to its shareholders the status of its storage of spent nuclear fuel in dry cask storage units in its reports to the Commission, on its website and in other publicly available applications and documents at both the administrative and litigation stages. In effect, Xcel Energy addresses the "essential objectives" of the proposal: (1) adopt and implement a policy to transfer and store spent nuclear fuel at the earliest safe time into dry cask storage and (2) report to shareholders on its progress.

As the foregoing provides, Xcel Energy has adopted a policy of storing spent nuclear fuel in dry cask storage—as shown by its repeated and documented efforts to institute such a regime and then put it into practice—and has reported on its progress in storing its spent nuclear fuel in its Annual and Quarterly Reports to the Commission, on its website and in other publicly available documents. The very concerns raised by the Proposal have been adopted, implemented and reported on by Xcel Energy. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(10), Xcel Energy believes it may exclude the Proposal from its 2013 Proxy Materials.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Xcel Energy excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 330-5942 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,



Scott Wilensky
Senior Vice President and General Counsel
Xcel Energy Inc.

cc: Patrick Doherty
Director, Corporate Governance
Pension Investments & Cash Management
State of New York Office of the State Comptroller
633 Third Avenue, 31st Floor
New York, New York 10017

Exhibit A

RCVD 12-3-2012
10:15 am



THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 30, 2012

Ms. Cathy J. Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall Suite 500
Minneapolis, Minnesota 55401-1993

Dear Ms. Hart:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Xcel Energy Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Xcel Energy Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

NUCLEAR POWER SAFETY

WHEREAS, Xcel Energy currently owns and operates two nuclear power plants in the state of Minnesota, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Xcel's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

Exhibit B



December 12, 2012

Patrick Doherty
Pension Investments and Cash Management
Office of the Comptroller
633 Third Avenue- 31st Floor
New York, NY 10017

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Dear Mr. Doherty:

On December 3, 2012, Xcel Energy Inc., a Minnesota corporation (the "Company"), received the shareholder proposal from the New York State Common Retirement Fund that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, as amended, I am writing to inform you that your proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) requires that you must have continuously held the Company's securities, constituting at least $2,000 in market value or 1% of the Company's securities entitled to vote at the annual meeting, for a period of at least one year by the date you submitted the proposal. Since you are not a registered holder of Xcel Energy securities, Rule 14a-8(b)(2) requires that you submit proof of ownership of your Xcel Energy securities for at least one year at the time you submitted your proposal. You did not include any proof of ownership with the proposal, and we have not received any document purporting to establish ownership. Therefore, your proposal has not satisfied this procedural requirement of Rule 14a-8. A copy of Rule 14a-8 is enclosed.

To remedy this procedural defect, you must submit sufficient proof of ownership of the shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder or the shares (usually a broker or a bank that is a DTC participant) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 of Form 5, or amendments to those documents or updated forms, reflecting ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F (as updated by Staff Legal Bulletin No. 14G), only DTC participants, which also includes affiliates of DTC participants, are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held as follows:

- If your broker or bank is a DTC participant, or an affiliate of a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year.
- If your broker or bank is not a DTC participant, or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

For your proposal to be eligible for inclusion in the Company's proxy materials for the next annual meeting, you must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that you received this letter. If you do not remedy the procedural defects discussed in this letter within 14 days of receipt of this letter, the Company is allowed to exclude your proposal from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,



Cathy J. Hart
Vice President and Corporate Secretary

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]